Exhibit 99.1

Gorilla Technology Group Announces Clarification to Registration
Statement on Form F-1

Barring exercise of warrants, securities registered in F-1 will not cause dilution to existing holders of ordinary shares

LONDON, April 24, 2023 – Gorilla Technology Group Inc. (“Gorilla” or the “Company”) (NASDAQ: GRRR) made an announcement regarding its resale registration statement on Form F-1 (the “Registration Statement”), which went effective on March 30, 2023. Gorilla wishes to clarify that the purpose of filing the Registration Statement was not for a new issuance of ordinary shares by the Company and will not result in dilution to its ordinary shareholders (barring the exercise of the Company’s outstanding options or warrants).

As of the date of filing of the Registration Statement, the Company had 68,629,774 ordinary shares outstanding (excluding treasury shares). Notwithstanding the cover page of the prospectus in the Registration Statement and the securities registered therein, no additional ordinary shares were outstanding following its effectiveness and there are no securities currently outstanding which may cause the number of ordinary shares outstanding to increase other than (1) employee stock options and (2) warrants (all of which have an exercise price of $11.50).

While the Registration Statement states that it is partly for a “primary offering” of ordinary shares, this is only to register ordinary shares underlying the Company’s previously issued contingent value rights (“CVRs”) and will not increase the number of outstanding ordinary shares of Gorilla. If ordinary shares are required to be issued to the holders of CVRs, such issuance will be fully offset (if not more than fully offset) by the forfeiture and cancellation of Earnout Shares (as defined in the Company’s Business Combination Agreement). The Earnout Shares are currently held in escrow by the Company’s transfer agent but are treated as outstanding in all the Company’s filings (as they may be voted, even if economic rights have not yet vested). The number of ordinary shares registered in the Registration Statement pursuant to the “secondary offering” included these Earnout Shares and are reflected in the holdings of the selling security holders (if a selling security holder has a potential claim to such Earnout Shares).

About Gorilla Technology Group Inc.

Gorilla, headquartered in London U.K., is a global solution provider in security intelligence, network intelligence, business intelligence and IoT technology. Gorilla develops a wide range of solutions including Smart Cities, Smart Retail, Enterprise Security, and Smart Media. In addition, Gorilla provides a complete Security Convergence Platform to government institutions, telecom companies and private enterprises with network surveillance and cyber security.

Gorilla places an emphasis on offering leading technology, expert service, and precise delivery, and ensuring top-of-the-line, intelligent and strong edge AI solutions that enable clients to improve operational performance and efficiency. With continuous core technology development, Gorilla will deliver edge AI solutions to managed service providers, distributors, system integrators, and hardware manufacturers. For more information, please visit our website: Gorilla-Technology.com.

Forward-Looking Statements

This press release contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. Gorilla does not undertake any obligation to update any forward-looking statements, except as required by law.

Contact

Jeff Fox

The Blueshirt Group for Gorilla

+1 (415) 828-8298

jeff@blueshirtgroup.com